Exhibit 21 - Subsidiaries of the Registrant

        For the fiscal year ended December 31, 1995, Registrant owned and operated eight (8) subsidiaries in the United States. Each subsidiary is wholly owned and is involved in the same line of business as Registrant. All of Registrant's subsidiaries have been included in Registrant's consolidated Financial Statements. The names of said subsidiaries have been omitted from this report.